Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966	615.244.6380 main 615.244.6804 fax wallerlaw.com

Marc J. Adesso
615.850.8063 direct
Marc.Adesso@wallerlaw.com

August 1, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

Washington, D.C., 20549

Attn: Donald E. Field and Anne Parker

Re:	Xspand Products Lab, Inc. Preliminary Information Statement on Schedule 14C Filed on July 6, 2018 File No. 001-38448

Dear Mr. Field and Ms. Parker:

Xspand Products Lab, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2018 (the “Information Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, and are followed by the corresponding response. In connection herewith, we are filing a revised Information Statement on Schedule 14C (the “Revised Information Statement”) which revises the original Information Statement and which reflects the Company’s responses to the Staff’s comments set forth in the Comment Letter. Capitalized terms used herein and not defined shall have the meaning given to such terms in the Revised Information Statement.

Cover Page

1.	We note that it appears that the approval of the Acquisition Stock Issuance is intended to facilitate your acquisition of Edison Nation Holdings, LLC. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A which applies to you through Item 1 of Schedule 14C.

RESPONSE: The Company respectfully advises the Staff that the Company previously considered the instructions in Note A to Schedule 14A, and after review and consideration, the Company determined, and continues to believe, that the instruction is inapplicable to the consent action executed June 28, 2018 by a majority of the Company’s stockholders with respect to the potential issuance of shares of Common Stock that would amount to 20% or more of the Company’s currently outstanding Common Stock (a “Dilutive Issuance”) as may be required pursuant to Nasdaq Listing Rule 5635 (“Rule 5635”). In fact, it is the Company’s position that the information required by Note A to Schedule 14A could mislead the Company’s stockholders as to the matter addressed and acted upon pursuant to the consent action signed by a majority of the Company’s stockholders on June 28, 2018.

Xspand Products Lab, Inc.

August 1, 2018

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by more than one item of Schedule 14A. Note A to Schedule 14A provides:

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

In the present instance, there is only one proposal that was to be acted upon, and it does not involve other matters as suggested by the example provided in Note A to Schedule 14A. Through the Stock Issuance Approval, the Company was not seeking approval for the issuance of securities in connection with an acquisition, nor was the Company seeking approval of the acquisition itself. Under Nevada law, the Company’s organizational documents and the listing rules of Nasdaq, the Company’s board of directors has the authority (without stockholder approval) to enter into and consummate the Edison Nation acquisition, including the Company’s issuance of the Promissory Note Shares and the New Convertible Notes.[1] Instead, the only matter addressed by the (already obtained) Stock Issuance Approval, as required by Rule 5635, was whether the Company could opt for a Dilutive Issuance to satisfy its Put Right obligations. Thus, the information required by Items 13 and 14 of Schedule 14A relating to an acquisition would not only be inappropriate in the Revised Information Statement, but would be confusing to a stockholder attempting to understand the (sole) matter being addressed by the Information Statement.

Indeed, the Company’s determination that the Stock Issuance Approval is not an integral part of, nor does it involve, the Edison Nation acquisition for purposes of the additional disclosure requirements implicated by Note A of Schedule 14A is supported by the fact that the Company has alternate means to finance the acquisition without undertaking a Dilutive Issuance. In particular, the Company has the right under Section 7.01 of the LLC Agreement to satisfy exercises of the Put Right in cash, at the Company’s sole discretion, regardless of whether the Stock Issuance Approval was obtained. In other words, the acquisition of Edison Nation will be fully consummated even if Stock Issuance Approval had not already been obtained by written consent on June 28, 2018. Accordingly, despite the apparent similarities at first blush between the example in Note A to Schedule 14A and the facts presented in the Information Statement, the Company believes its position is supported by, and more akin to, the example provided in Question 151.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of the Proxy Rules and Schedules 14A/14C, which provides:

“Question: A registrant solicits its security holders to approve the authorization of additional common stock for issuance in a public offering. While the registrant could use the cash proceeds from the public offering as consideration for a recently announced acquisition of another company, it has alternative means for fully financing the acquisition (such as available credit under an executed credit agreement in the full amount of the acquisition consideration) and may choose to use those alternative financing means instead. Would the proposal to authorize additional common stock “involve” the acquisition for purposes of Note A of Schedule 14A?

Answer: No. Raising proceeds through a sale of common stock is not an integral part of the acquisition transaction because at the time the acquisition consideration is payable, the registrant has other means of fully financing the acquisition. The proposal would therefore not involve the acquisition and Note A would not apply. By contrast, if the cash proceeds from the public offering are expected to be used to pay any material portion of the consideration for the acquisition, then Note A would apply. [May 11, 2018]”

1 Nevada Revised Statutes (“NRS”) § 78.215 provides that “[a] corporation may issue and dispose of its authorized shares for such consideration as may be prescribed in the articles of incorporation or, if no consideration is so prescribed, then for such consideration as may be fixed by the board of directors.” NRS § 78.429 further defines the term “share” to include “any security convertible, with or without consideration, into shares.” Article IV of the Company’s Articles of Incorporation authorizes the corporation to issue 250,000,000 shares of Common Stock and does not prescribe any required consideration. Thus, Nevada law and the Company’s Articles of Incorporation permit the Company to issue common stock and convertible debt securities on the terms as determined by the board of directors without stockholder approval. As described in the Information Statement, the Company’s board of directors approved the Edison Nation acquisition and the Stock Issuance on June 28, 2018. Further, none of the NRS, the Company’s Articles of Incorporation, or the Company’s First Amended and Restated Bylaws, require stockholder approval in connection with the acquisition of the equity of another entity as contemplated by the Edison Nation acquisition. As previously stated, Nasdaq Listing Rule 5635 is only implicated if the Company undertakes a Dilutive Issuance.

Xspand Products Lab, Inc.

August 1, 2018

As in the example set forth in Question 151.01 above, the Company has alternate means to finance the Put Right (and consummate the acquisition of Edison Nation) without undertaking a Dilutive Issuance. As described above, if the Stock Issuance Approval was not approved by a majority of the Company’s stockholders, then the Company would simply have had to satisfy the Put Right in cash rather than in shares of Common Stock. Because the Company’s acquisition of Edison Nation was properly approved by the Company’s board of directors, and pursuant to such approval, the Company can consummate the acquisition without a Dilutive Issuance, the Stock Issuance Approval relates only to the independent question of whether additional shares of Common Stock could be issued (at the Company’s sole discretion) in the future to satisfy the Put Right in compliance with Rule 5635.

For the reasons stated above, the Company does not believe that the additional disclosures required by Note A to Schedule 14A should be included in the Revised Information Statement. However, the Company believes that the Staff’s comment did highlight the need for certain clarifications in the Information Statement. As clarified in the Revised Information Statement, the securities-based consideration contemplated in the Edison Nation acquisition consists of:2

(i) the issuance of approximately 550,346 shares3 of the Company’s Common Stock in satisfaction of the indebtedness represented by promissory notes payable by Edison Nation (the “Promissory Note Shares”), which would equate to approximately 12.60% of the Company’s Common Stock currently outstanding;

(ii) the issuance of the New Convertible Notes, which as of the date of the Purchase Agreement could be convertible into up to approximately 281,270 shares4 of the Company’s common stock (the “Convertible Note Shares”) if the New Convertible Note holders all elect to convert the debt owed under such notes into Common Stock, which at most would equate to approximately 6.44% of the Company’s Common Stock currently outstanding; and

(iii) the Put Right in favor of the Preferred Members set forth in the LLC Agreement, which may be satisfied by the Company at its sole discretion in either cash or the issuance of up to 990,000 shares of the Company’s Common Stock (subject to certain adjustments including the possible reduction of the Put Price to satisfy any of Edison Nation’s indemnification obligations under the Purchase Agreement) (the “Put Right Shares”), which at most would equate to approximately 22.66% of the Company’s Common Stock currently outstanding.

As a result of this clarification in the Revised Information Statement, the Company intends to make it clear that because the Convertible Note Shares and the Put Right Shares may never be issued as a result of the holders of the New Convertible Notes electing to not exercise their conversion rights, the Company’s ability to satisfy the Put Right in cash at its election, and/or the Put Price being significantly diminished as a result of Edison Nation’s indemnification obligations, only the approximately 550,436 Promissory Note Shares and the New Convertible Notes are certain to be issued at closing of the Edison Nation acquisition. The issuance of the Promissory Note Shares alone would not rise to the level of a Dilutive Issuance requiring stockholder approval pursuant to Rule 5635. Further, even assuming the full conversion of the New Convertible Notes, the issuance of the Convertible Note Shares together with the Promissory Note Shares would only result in the issuance of approximately 19.03% of the shares of Common Stock outstanding prior to the Edison Nation acquisition and therefore would also not rise to the level of a Dilutive Issuance requiring stockholder approval under Rule 5635. Therefore, a Dilutive Issuance would really only trigger the need for stockholder approval under Rule 5635 if the Company elects, in its sole discretion, to satisfy the Put Right (assuming the Put Price has not been significantly diminished as a result of Edison Nation’s indemnification obligations under the Purchase Agreement) in shares of the Company’s Common Stock rather than in cash. Thus, it is the Company’s position that the only securities issuance that is integral to the Edison Nation acquisition is the issuance of the Promissory Note Shares and the New Convertible Notes, which together would not require the approval of the Company’s stockholders under Rule 5635.

2 All percentages are based on 4,368,930 shares of Common Stock outstanding prior to the Edison Nation acquisition.

3 Using the aggregate principal and interest amounts outstanding under Edison Nation’s senior convertible debt and promissory notes as of the date of the Purchase Agreement.

4 See Footnote 3.

Xspand Products Lab, Inc.

August 1, 2018

In light of the foregoing, the Company respectfully submits that the instructions in Note A of Schedule 14A, and therefore the information required by Items 13 and 14 of Schedule 14A, are inapplicable to the decision made by the Company’s stockholders, as represented by the Stock Issuance Approval. Further, such information, if it were to be included in the Revised Information Statement, could cause confusion regarding the matter being addressed in the Information Statement by misleading the Company’s stockholders into believing that had a majority of the Company’s stockholders voted against the Stock Issuance, that the Company’s stockholders would have been voting against the consummation of the Edison Nation acquisition. In reality, the Company’s stockholders were never asked to approve the Edison Nation acquisition or the stock issuance necessary to approve the acquisition, as these matters did not require stockholder approval under Nevada law, pursuant to the Company’s organizational documents or the listing rules of Nasdaq. However, as stated above, the Company believes the Staff’s comment highlights an important point of potential clarification in the initial draft of the Information Statement and the Company has accordingly revised the Information Statement to clarify the reasons behind the Stock Issuance and that the consummation of the Edison Nation acquisition will not be abandoned or otherwise affected by the outcome of the Stock Issuance Approval, which make it clear that Note A to Schedule 14A is inapplicable to the facts presented by the Information Statement.

We have enclosed with this letter a marked copy of the Revised Information Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Information Statement.

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Please feel free to contact me if you have any questions on the responses to your comments.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Christopher B. Ferguson

Chief Executive Officer

Philip Anderson

Chief Financial Officer

Ryan D. Franklin, Esq.

Waller Lansden Dortch & Davis, LLP